Mail Stop 3561
	August 2, 2005

Philip W. Roizin
Executive Vice President, Finance and Administration
Brookstone, Inc.
One Innovation Way
Merrimack, New Hampshire 03054

          Re:	Brookstone, Inc.
	Preliminary Schedule 14A
	Amendment Filed July 18, 2005
	File No. 0-21406
	Schedule 13E-3/A
	Amendment Filed July 18, 2005

Dear Mr. Roizin:

      We have reviewed your amended filings and have the following comments. Please note that the page numbers referenced below correspond to the courtesy black-lined copies you have provided. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We note that there are numerous filers listed on your Schedule
13E-3 and we have asked you to add additional filing persons. To the extent applicable, please respond to each comment below for each new filing person.






Schedule 13E-3
1. We note your responses to comments 1 and 2. Please provide us with the following additional information. We may have additional comments after reviewing your response.

* When did the acquiring entities first raise the need to obtain
Mr.
Anthony`s agreement to reinvest his proceeds from the merger into the new holding entity?
* What was the purpose of obtaining that agreement from the point of view of the acquiring entities?
* When did the management reinvestment agreements begin to be negotiated?
* How did the negotiation of this agreement progress in relation to the merger agreement negotiation?
* What are the activities of Brookstone Holdings, Inc., Brookstone Acquisition Corporation, OSIM Brookstone Holdings, L.P., and OSIM Brookstone Holdings, Inc.?
* What was the purpose for forming these entities? Was it solely to effect the merger and hold the securities of Brookstone, Inc.?
* With respect to the directors and executive officers of these entities, as listed on page 103 of the preliminary proxy statement, are they employed by these acquisition entities?
2. Please refer to comment 6 in our letter dated June 27, 2005. General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. To the extent you add additional filers on the Schedule 13E-3, please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for these filing persons. Exhibits
3. We note your response to comment 7. Please tell us your basis for not including the term sheet related to exhibit (d)(3) or file the agreement and the term sheet with your next amendment.

Schedule 14A

Summary Term Sheet

4. We note that the merger consideration has been reduced from
$20.50
per share to $20.00 per share. Please revise here to briefly explain the circumstances that caused the parties to reduce the consideration in the merger agreement.

Conditions to Closing, page 15
5. We reissue comment 20. We note that there are significant financial conditions before the debt financing funds may be obtained and that these conditions necessitated the amendment of the merger agreement. Briefly describe those conditions here.

Background of the Merger, page 19

6. Describe in greater detail the discussions relating to Mr.
Anthony`s agreement to reinvest his proceeds from the merger into the new holding entity and the negotiation of that agreement.

7. Please refer to comment 25 in our letter dated June 27, 2005.
We
note your response in your correspondence letter, but it remains unclear in the disclosure why the board waited until March 21, 2005 to form the special committee, despite the fact that negotiations with the investor group regarding this transaction had commenced in
2003. As requested previously, revise your disclosure to clearly state the specific reasons why the board delayed forming the special committee.
8. Refer to the last paragraph on page 32. Please clarify why Mr. Anthony and Mr. Roizin participated in the special committee meeting and clarify the extent of their participation.
9. Refer to the second full paragraph on page 35 relating to the July
11 special committee meetings. Describe in the last sentence the assessment made by the company`s management in greater detail.

Reasons for the Merger
10. We reissue comment 31. It does not appear that the disclosure added on page 24 responds to our comment.

11. We reissue comment 32 and note that the paragraph referenced is now the last bullet point on page 37.

Fees and Other Benefits for Special Committee Members, page 41

12. Please correct the reference to a consideration of $20.50 in the last line of page 41.


Opinion of CIBC World Markets Corp., page 42

13. Please revise to disclose that CIBC World Markets Corp.
rendered
a written opinion dated April 15, 2005 stating that the previous merger consideration of $20.50 in cash was fair to the holders of Brookstone common stock. Please also fully discuss the circumstances that resulted in the revised fairness opinion.

14. Please tell us, with a view toward revised disclosure, why
CIBC
did not conduct a premiums paid analysis with respect to the revised merger consideration.

15. We reissue comment 34 in part. With respect to each analysis, include the underlying data that resulted in each implied per share equity reference range.

16. Please refer to comment 35 in our letter dated June 27, 2005.
We
note the disclosure at the top of page 44 stating that the
"summary
is not a complete description of the financial analyses performed
and
factors considered...."  This broad disclaimer is inconsistent with
your obligations under Item 1015 of Regulation M-A. As requested previously, please delete this statement.

Selected Companies Analysis, page 44
17. Please explain why CIBC excluded "outliers" in conducting this analysis. What were the criteria used by CIBC to determine what comparable company would be an outlier? Also tell us, with a view toward revised disclosure, why you refer to results of this analysis being based on the average of the highs and the lows of the implied per share equity reference ranges when the presentation made by CIBC uses the low and median results (see pages 11 and 12 of exhibit
(c)(8) to the Schedule 13E-3).

Leveraged Buyout Analysis, page 47
18. The implied per share equity reference range does not appear to be consistent with the analysis provided on pages 11 and 15 in the updated CIBC presentation. With a view towards disclosure, please reconcile this apparent discrepancy.

Other Factors, page 47

19. Please disclose in the second bullet point that CIBC did not use the projected results for 2008 and 2009 to calculate the results identified in therein.




Position of Mr. Michael Anthony and Mr. Philip Roizin at to fairness, page 48

Positions of Parent, Acquisition, OSIM Brookstone Holdings, L.P.
and
OSIM Brookstone Holdings, Inc. as to Fairness, page 50

20. Please refer to comment 44 in our letter dated June 27, 2005. We note disclosure indicating that the special committee considered the fact that the company`s common stock traded near or above the merger price within the twelve months preceding the merger agreement. As requested previously, discuss how each filing person considered the higher trading price.

Interests of the Company`s Directors and Executive Officers, page
62

21. We note that Michael Luce is no longer included among the executive officers that will receive a payment in connection with the merger but we have found no reference to any change in his status as an officer of Gardeners` Eden. We also note that you have determined to dispose of Gardeners` Eden but there is no reference that this has already occurred. Please tell us why Mr. Luce is no longer included in this disclosure.

Management Reinvestment, page 65
22. We note that Mr. Anthony has agreed, and other executive officers may agree, to invest in OSIM Brookstone Holdings, L.P. in connection with the merger. We also note that the new chart on page 11 states that management members will hold ownership interests in OSIM Brookstone Holdings, Inc. Please reconcile this apparent discrepancy here and throughout the proxy statement.

Adjournment or Postponement of the Annual Meeting, page 109
23. Refer to your response to previous comment 50 in which you confirmed that you will re-solicit proxies if you waive any material closing condition. Please tell us why you have included the language in this proposal that you may adjourn the meeting in the event the closing conditions have not been satisfied.

Definitive Additional Soliciting Materials filed July 18, 2005
24. We note your reference to the Private Securities Litigation Reform Act of 1995 in the press release filed as an exhibit to your soliciting materials. The safe harbor for forward looking statements provided in the Reform Act does not apply to statements made in connection with a going private transaction. See Sec. 21E(b)(1)(E)
of the Securities Exchange Act of 1934. Please confirm that in all future soliciting materials you will exclude the reference to the Reform Act or state explicitly that these safe harbor provisions do not apply in the context of this transaction.


* * * *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Matthew Benson, Attorney-Advisor, at (202)
551-
3335 or, in his absence, to the undersigned at (202) 551-3619 with any questions you may have.

						Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
								  Acquisitions

cc:	David Walek, Esq.
	Jason Cole, Esq.
	Ropes & Gray LLP
	Fax - (617) 951-7050
??

??

??

??

Philip W. Roizin
Brookstone, Inc.
August 2, 2005
Page 6